Exhibit 20  Press release issued May 10, 2016

For Immediate Release	May 10, 2016

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported that earnings per share for its fiscal 2016 nine-month period ended March 27, 2016, were $.32 compared to $.28 in the prior year period. Earnings for the current year third quarter were $.25 per share, unchanged from the prior year.

What is referred to as the “Blizzard of 2016” caused the complete closure of our northern market centers for up to 3 days. The impact of the storm was heightened because it fell over a weekend when most bowling is non-contracted. In addition snow removal costs were 50% higher than last year’s when snow storms were spread throughout the third quarter.

This fiscal year is a 53-week accounting year with the extra week added to the fourth quarter. The quarter will also include one more week of winter league bowling due to the late start of the league season in the first quarter.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 27,	March 29,	March 27,	March 29,
	2016	2015	2016	2015
Revenues
Bowling and other	$5,236,678	$5,307,071	$12,876,763	$12,811,824
Food, beverage & merchandise sales	2,184,589	2,209,356	5,470,696	5,303,985
	7,421,267	7,516,427	18,347,459	18,115,809

Operating expenses excluding depreciation and amortization	5,230,227	5,350,523	15,167,172	15,293,812
Depreciation and amortization	334,572	330,813	1,009,354	987,018

Interest & dividend income	99,620	117,600	340,280	374,898

Earnings before taxes	1,956,088	1,952,691	2,511,213	2,209,877

Net Earnings	$1,271,488	$1,269,291	$1,632,313	$1,436,477

Comprehensive earnings	$1,634,388	$1,201,877	$1,831,766	$1,206,115

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.25	.25	.32	.28

 SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/27/16	03/29/15
ASSETS

Total current assets including cash and short-term investments of $4,165 & $3,809	$4,969	$4,596
Property and investments	28,685	29,909
TOTAL ASSETS	$33,654	$34,505

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$5,157	$4,691
Other liabilities	2,323	2,261
Stockholders' equity	26,174	27,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$33,654	$34,505